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EXHIBIT 99.2

Thomson Reuters Corporation
Consolidated Statement of Earnings
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars, except per common share amounts)	2008	2007 (note 10)

Revenues	1,834	1,662
Cost of sales, selling, marketing, general and administrative expenses	(1,435)	(1,261)
Depreciation	(121)	(115)
Amortization	(62)	(61)

Operating profit	216	225
Net other (expense) income (note 7)	(26)	6
Net interest income (expense) and other financing costs (note 8)	39	(53)
Income taxes (note 9)	(34)	31
Tradeweb ownership interests (note 16)	(2)	—

Earnings from continuing operations	193	209
Earnings from discontinued operations, net of tax (note 10)	1	15

Net earnings	194	224
Dividends declared on preference shares	(2)	(1)

Earnings attributable to common shares	192	223

Earnings per common share (note 12):
Basic earnings per common share:
From continuing operations	$0.30	$0.32
From discontinued operations	—	$0.03

Basic earnings per common share	$0.30	$0.35

Diluted earnings per common share:
From continuing operations	$0.30	$0.32
From discontinued operations	—	$0.03

Diluted earnings per common share	$0.30	$0.35

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Consolidated Balance Sheet
(unaudited)

(millions of U.S. dollars)	March 31, 2008	December 31, 2007

Assets
Cash and cash equivalents	9,222	7,497
Accounts receivable, net of allowances	1,454	1,565
Prepaid expenses and other current assets	506	512
Deferred income taxes	104	104

Current assets	11,286	9,678
Computer hardware and other property, net	698	731
Computer software, net	757	721
Identifiable intangible assets, net	3,422	3,438
Goodwill	7,008	6,935
Other non-current assets	1,331	1,328

Total assets	24,502	22,831

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	532	183
Accounts payable and accruals	1,256	1,536
Deferred revenue	1,223	1,108
Current portion of long-term debt	11	412

Current liabilities	3,022	3,239
Long-term debt	5,899	4,264
Other non-current liabilities	852	783
Deferred income taxes	921	974
Minority interest in equity of consolidated affiliate (note 16)	68	—
Shareholders' equity
Capital	2,998	2,932
Retained earnings	10,374	10,355
Accumulated other comprehensive income	368	284

Total shareholders' equity	13,740	13,571

Total liabilities and shareholders' equity	24,502	22,831

Contingencies (note 14)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Cash provided by (used in):
Operating activities
Net earnings	194	224
Remove earnings from discontinued operations	(1)	(15)
Add back (deduct) items not involving cash:
Depreciation	121	115
Amortization	62	61
Net gains on disposals of businesses and investments (note 7)	—	(6)
Deferred income taxes	(53)	(42)
Other, net	88	64
Changes in working capital and other items (note 18)	(113)	(101)
Cash used in operating activities — discontinued operations (note 10)	(14)	(13)

Net cash provided by operating activities	284	287

Investing activities
Acquisitions, less cash therein (note 15)	(123)	(154)
Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid (note 10)	(53)	35
Proceeds from other disposals	154	6
Capital expenditures, less proceeds from disposals	(108)	(98)
Other investing activities	(12)	(10)
Capital expenditures of discontinued operations (note 10)	—	(37)
Acquisitions by discontinued operations (note 10)	—	(54)
Other investing activities of discontinued operations (note 10)	(7)	(4)

Net cash used in investing activities	(149)	(316)

Financing activities
Proceeds from debt	1,679	—
Repayments of debt	(400)	—
Net borrowings under short-term loan facilities	354	244
Repurchase of common shares (note 11)	—	(55)
Dividends paid on preference shares	(2)	(1)
Dividends paid on common shares	(126)	(153)
Other financing activities, net	2	10

Net cash provided by financing activities	1,507	45

Translation adjustments	83	—

Increase in cash and cash equivalents	1,725	16
Cash and cash equivalents at beginning of period	7,497	334

Cash and cash equivalents at end of period	9,222	350

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Consolidated Statement of Changes in Shareholders' Equity
(unaudited)

(millions of U.S. dollars)	Stated Share Capital(1)	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571
Comprehensive income:
Net earnings				194	—	194	194
Unrecognized net loss on cash flow hedges				—	(46)	(46)	(46)
Foreign currency translation adjustments				—	130	130	130

Comprehensive income				194	84	278	278
Dividends declared on preference shares				(2)	—	(2)	(2)
Dividends declared on common shares				(173)	—	(173)	(173)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	47	—	47	—	—	—	47
Effect of stock compensation plans	11	8	19	—	—	—	19

Balance, March 31, 2008	2,785	213	2,998	10,374	368	10,742	13,740

(millions of U.S. dollars)	Stated Share Capital(1)	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 5)	—	—	—	(33)	—	(33)	(33)

Balance, January 1, 2007	2,642	157	2,799	7,136	513	7,649	10,448
Comprehensive income:
Net earnings				224	—	224	224
Unrecognized net loss on cash flow hedges				—	(9)	(9)	(9)
Foreign currency translation adjustments				—	25	25	25
Net gain reclassified to income				—	(3)	(3)	(3)

Comprehensive income				224	13	237	237
Dividends declared on preference shares				(1)	—	(1)	(1)
Dividends declared on common shares				(157)	—	(157)	(157)
Common shares issued under DRIP	4	—	4	—	—	—	4
Repurchase of common shares	(5)	—	(5)	(50)	—	(50)	(55)
Effect of stock compensation plans	18	16	34	—	—	—	34

Balance, March 31, 2007	2,659	173	2,832	7,152	526	7,678	10,510

(1)
Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

On April 17, 2008, The Thomson Corporation ("Thomson") acquired Reuters Group PLC ("Reuters") and was renamed Thomson Reuters Corporation ("Thomson Reuters" or the "Company"). See note 4 for further discussion. The results of Reuters will be included in the accounts of Thomson Reuters from April 17, 2008 and therefore the interim financial statements as of March 31, 2008 and 2007 and for the periods then ended do not include any balances or activity for Reuters. Unless otherwise indicated, references in this discussion to "Thomson" are to The Thomson Corporation and its subsidiaries prior to its acquisition of Reuters and being renamed Thomson Reuters Corporation on April 17, 2008.

The unaudited interim consolidated financial statements of Thomson Reuters Corporation include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2007, as set out in the 2007 Annual Report for Thomson.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the financial statements for Thomson for the year ended December 31, 2007.

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2007 have been reclassified to conform to the current period's presentation.

Note 3: Seasonality

Historically, Thomson's revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of Thomson's businesses have not been comparable quarter to consecutive quarter and were best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Acquisition of Reuters Group PLC

Overview

On April 17, 2008, Thomson acquired Reuters by implementing a dual listed company ("DLC") structure. Thomson was renamed Thomson Reuters Corporation. Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario, Canada corporation, and Thomson Reuters PLC, a new English company in which existing Reuters shareholders received shares as part of their consideration in the transaction. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies comprise the same individuals, as do the companies' executive management teams.

The primary reason for the acquisition was to create a global leader in electronic information services, trading systems and news. The operations of Reuters will be combined with the Thomson Financial segment.

Required Divestitures

In order to obtain antitrust clearance for the transaction, Thomson agreed to sell a copy of the Thomson Fundamentals (Worldscope), Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. See note 21 for further discussion.

The Company has agreed to provide transitional services related to the databases for certain confidential periods following completion of the sales. The Company also agreed that, for certain confidential periods, Thomson Reuters will not enter into any new exclusive contracts with brokers relating to aftermarket research or renew for longer than one year, or expand the scope of, any existing exclusive contracts.

Consideration

Reuters was indirectly acquired by Thomson Reuters PLC. Under the terms of the acquisition, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. As of the closing, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation.

Subject to certain exceptions, all options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable when the Reuters Scheme was sanctioned by the English Court prior to the close of the transaction. Assuming all outstanding Reuters in-the-money share options and other share-based awards were exercised, Reuters shareholders would be entitled to receive aggregate cash consideration of approximately $8.7 billion (based on the $/£ exchange rate of $1.9756/£1 per the noon buying rate of the Federal Reserve Bank of New York on April 16, 2008) on May 1, 2008. Thomson Reuters Corporation funded this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its acquisition credit facility.

Thomson Reuters issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters shareholders when the transaction closed on April 17, 2008. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 53% and is the principal and controlling shareholder of Thomson Reuters, other former Thomson shareholders have an interest of approximately 23% and former Reuters shareholders have an interest of approximately 24%.

Preliminary purchase price allocation

This acquisition will be accounted for using the purchase method and the results of Reuters will be included in the consolidated financial statements from April 17, 2008, the closing date of the acquisition. The consideration was estimated as follows and is subject to change (in billions):

Ordinary shares, Thomson Reuters PLC	8.4
Cash	8.7
Transaction costs	0.1

Total estimated purchase consideration	17.2

The estimate of the amount of consideration is subject to change based on certain equity awards of Reuters employees which have an exercise period of up to six months from the closing of the acquisition of Reuters.

The Company has not yet completed the allocation of the purchase price to the assets acquired and liabilities assumed.

Note 5: Changes in Accounting Policies

Financial Instruments and Comprehensive Income

As of December 31, 2007, Thomson adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments — Disclosures. The required disclosures were included in Thomson's 2007 Annual Report.

Income Taxes

Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, Thomson would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:

  •
  First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

  •
  Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more likely than not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.

The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.

Note 6: THOMSONplus Program

THOMSONplus is a series of initiatives, announced in 2006, designed to allow the Company to become a more integrated operating organization by leveraging assets and infrastructure across all segments of its business. To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses from the inception of the program in 2006 through its completion in the second quarter of 2008, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.

From its inception to December 31, 2007, the Company incurred $213 million of expenses associated with THOMSONplus. These expenses primarily related to consulting fees, severance costs and other charges associated with the restructuring of Thomson Legal's North American sales force.

In the three months ended March 31, 2008, the Company incurred $13 million of expenses associated with THOMSONplus related to efforts to deploy SAP as the company-wide ERP system and create shared service centers, as well as severance costs. The severance primarily related to efforts to relocate certain activities to lower cost locations at Thomson Scientific.

In the three months ended March 31, 2007, the Company incurred $34 million of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to efforts to deploy SAP as a company-wide enterprise resource planning (ERP) system. Severance primarily related to efforts to streamline the operations of Thomson Financial.

Note 7: Net Other (Expense) Income

During the period, Net Other (Expense) Income includes:

	Three months ended March 31,
	2008	2007

Net gains on disposals of businesses and investments	—	6
Other expense, net	(26)	—

Net other (expense) income	(26)	6

Net gains on disposals of businesses and investments

For the three months ended March 31, 2007, net gains on disposals of businesses and investments were comprised of a gain on sale of an equity investment.

Other expense, net

For the three months ended March 31, 2008, other expense, net, primarily related to the loss on the fair value of sterling call options (see note 17). The sterling call options were acquired as part of the Company's hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration to be paid for the acquisition of Reuters (see note 4).

Note 8: Net Interest Income (Expense) and Other Financing Costs

During the period, Net Interest Income (Expense) and Other Financing costs includes:

	Three months ended March 31,
	2008	2007

Interest income	110	9
Interest expense on short-term indebtedness	(6)	(9)
Interest expense on long-term debt	(65)	(53)

	39	(53)

Note 9: Income Taxes

As discussed in Note 5, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective January 1, 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

As of March 31, 2008, the Company had $165 million of unrecognized tax benefits (December 31, 2007 — $150 million). The increase from December 31, 2007 primarily related to current period tax positions.

Note 10: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. With the exception of PLM, described below, all dispositions were completed by March 31, 2008.

In the fourth quarter of 2007, the Company approved plans to sell GEE, a regulatory information business in the United Kingdom. This business was managed within Thomson Legal. The sale was completed in December 2007.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal. The sale was completed in November 2007.

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board ("NEIRB"), an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information. The sales of NEIRB and CenterWatch were completed in December 2007.

In 2007, the Company completed the sale of Thomson Learning through three independent processes, each on its own schedule, as follows:

  •
  In July 2007, the Company sold Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners.

  •
  In May 2007, the Company sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC.

  •
  In October 2007, the Company sold Prometric, a provider of assessment services, to ETS.

In future periods, the net proceeds received from its sale may be adjusted for certain post-closing adjustments. The Company recorded pre-tax impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006, the Company approved plans to sell the business information and news operations of Thomson Legal, which include the Company's Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, the Company recorded pre-tax impairment charges to identifiable intangible assets of $3 million related to these businesses. The Company completed the sale of its Market Research business in May 2007 and the NewsEdge business in July 2007.

In June 2006, the Company's board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell the North American operations of Thomson Education Direct, a consumer-based distance learning career school. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the three months ended March 31, 2007, the Company adjusted disposal liabilities related to businesses previously sold resulting in $10 million of earnings from discontinued operations. These amounts are included in "Other" below.

As of March 31, 2008 and December 31, 2007, the assets and liabilities of discontinued operations were not significant. The revenues, loss before income taxes and net earnings for discontinued operations for the three months ended March 31, 2008, all of which related to the Healthcare segment, were not significant.

The statement of earnings for discontinued operations for the three months ended March 31, 2007 was as follows:

	Three months ended March 31, 2007
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	27	414	27	—	468

Earnings (loss) from discontinued operations before income taxes	(10)	12	(8)	—	(6)
Income taxes	3	5	3	10	21

Earnings (loss) from discontinued operations	(7)	17	(5)	10	15

"Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid" within the consolidated statement of cash flow for the three months ended March 31, 2008 represent cash paid for certain working capital adjustments and taxes.

Note: 11: Share Repurchase Program

Since May 2005, Thomson has had in place a share repurchase program which has allowed it to repurchase up to 15 million of its shares in each subsequent 12 month period. Thomson most recently renewed this program in May 2007. Since May 2005, Thomson has repurchased and subsequently cancelled 22 million shares for $836 million. Thomson suspended repurchases from May through November 2007 as a result of its proposed acquisition of Reuters. Thomson resumed share repurchases in late November 2007. There were no repurchases in the three months ended March 31, 2008. The following summarizes Thomson's recent share purchase activity.

Three month period ended	Shares Repurchased	Average Price per Share	Number of Shares Available for Repurchase

March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76
March 31, 2008	—	—	12,629,500

Shares that are repurchased are cancelled. Thomson Reuters may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson Reuters may elect to suspend or discontinue the program at any time. From time to time when Thomson Reuters does not possess material nonpublic information about its activities or its securities, Thomson Reuters may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters' broker will be adopted in accordance with the applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Note 12: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended March 31,
	2008	2007

Earnings from continuing operations	193	209
Dividends declared on preference shares	(2)	(1)

Earnings from continuing operations attributable to common shares	191	208

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below:

	Three months ended March 31,
	2008	2007

Weighted-average number of common shares outstanding	639,134,691	640,275,972
Vested deferred share units	932,984	795,718

Basic	640,067,675	641,071,690
Effect of stock and other incentive plans	2,305,413	2,712,045

Diluted	642,373,088	643,783,735

Note 13: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans
	Three months ended March 31,
	2008	2007	2008	2007

Current service cost	11	16	1	1
Interest cost	35	37	2	2
Expected return on plan assets	(38)	(40)	—	—
Amortization of net actuarial losses	4	11	1	1

Net defined benefit plan expense	12	24	4	4

Note 14: Contingencies

In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson's part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. The Company is also a defendant in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with this matter. The Company has entered into a settlement agreement which has been preliminarily approved by the court. In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in the Company's management discussion and analysis for the year ended December 31, 2007. During the three month period ended March 31, 2008, other than the actions noted above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

The Company maintains contingent liabilities that it believes appropriately reflect its risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). The Company regularly assesses the adequacy of these liabilities. In April 2008 upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which management assesses that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. The Company's contingency reserves principally represent liabilities in respect of the years 2000 to 2007.

Note 15: Acquisitions

During the three month periods ended March 31, 2008, the Company completed three acquisitions and the purchase of a minority interest (2007 — 11 acquisitions) for cash consideration of $123 million (2007 — $154 million).

Included in these acquisitions was the purchase of TaxStream, a provider of income tax provision software for corporations in January 2008, and CrossBorder Solutions, a provider of tax software, in March 2007. The purchase of a minority interest related to Tradeweb (see note 16).

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below:

	Three months ended March 31,
	2008	2007

Goodwill	58	71
Identifiable intangible assets with finite lives	26	77

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the three month period ended March 31, 2008 and 2007, respectively, the majority of the acquired goodwill is not deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Note 16: Tradeweb

In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, its electronic trading unit within Thomson Financial. This agreement was executed in January 2008. The partnership will utilize Tradeweb's established market position to create a global multi-asset class execution venue for clients.

Under the terms of the agreement, the dealers invested $180 million to purchase a 15% stake in an entity that includes Tradeweb's established markets, as well as the Company's Autex and order routing businesses, which will be named Tradeweb Markets. The dealers will also receive free services from Tradeweb Markets, which were valued at $26 million. Additionally, Thomson and the dealers funded additional investment in asset class expansion through a new entity, Tradeweb New Markets. Under the terms of the agreement, Thomson's contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20% of Tradeweb New Markets and the consortium will own 80%.

The infrastructure, including the existing Tradeweb platform, and management of Tradeweb Markets will support both companies. Tradeweb New Markets will pay a fee for services provided by Tradeweb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of Tradeweb Markets, reflecting the consortium's share of earnings as a minority interest, and reflect its minority share in Tradeweb New Markets as an equity investment. After the merger, the accounting treatment for the Company's investment will reflect its ultimate ownership stake and degree of control over the entity.

Upon the execution of the transaction, the Company realized and deferred a net gain of $96 million associated with the sale of its 15% interest and its contribution of assets to Tradeweb New Markets. Additionally, the Company recorded a minority interest of $64 million. As of March 31, 2008, the Company's consolidated balance sheet reflected a minority interest liability of $68 million associated with the consortium's ownership of Tradeweb Markets and an equity investment of $60 million associated with its ownership of Tradeweb New Markets.

For the three months ended March 31, 2008, the Company consolidated the results of Tradeweb Markets and recorded minority interest expense, net of tax, of $2 million. For the three months ended March 31, 2008, the Company's recorded share of the results of Tradeweb New Markets was not significant. Amounts related to Tradeweb Markets and Tradeweb New Markets are reflected in Tradeweb ownership interests in the accompanying consolidated statement of earnings.

Note 17: Financial Instruments

The Company maintains a syndicated credit agreement and acquisition credit agreement. As of March 31, 2008, $1.7 billion had been borrowed under the syndicated credit agreement and no amounts had been borrowed under the acquisition agreement. As of April 30, 2008, the Company had borrowings of $3 billion under the acquisition facility to finance the Reuters acquisition.

Borrowing under the syndicated credit agreement as of March 31, 2008, have been classified as long term reflecting the Company's subsequent refinancing of the outstanding amount with borrowings under the acquisition facility that mature in May 2009.

In February 2008, the Company repaid $400 million of notes upon their maturity.

At March 31, 2008, undrawn and available bank facilities amounted to $5.8 billion.

Hedging Program for Reuters Consideration

As the funding of the cash consideration required to be paid to Reuters shareholders on May 1, 2008 will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00. Options with a notional amount of £1,050 million expired during the three months ended March 31, 2008. The remaining options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at March 31, 2008 was approximately $1 million and a loss of $26 million was recognized in connection with these options during the three months ended March 31, 2008.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds and sterling term bank deposits. As of March 31, 2008, the balance in these funds, which were included in the Company's consolidated balance sheet as cash and cash equivalents, totaled approximately £3 billion.

Treasury Locks

In November 2007, the Company entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt during 2008. The treasury lock agreements expire in May 2008 and have a weighted average interest rate of 4.22%. The agreements are intended to offset the change in future cash flows attributable to fluctuations in interest rates and have been designated as cash flow hedges. The fair value of the treasury lock agreements represented a loss of $51 million at March 31, 2008, which was recorded in accumulated other comprehensive income.

Note 18: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" are as follows:

	Three months ended March 31,
	2008	2007

Accounts receivable	129	98
Prepaid expenses and other current assets	(34)	(13)
Accounts payable and accruals	(317)	(246)
Deferred revenue	91	85
Income taxes	34	(14)
Other	(16)	(11)

	(113)	(101)

For the three months ended March 31, 2008, the Company recorded a deferred gain on the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets (see note 16).

Note 19: Related Party Transactions

As at March 31, 2008, The Woodbridge Company Limited and other companies affiliated with it ("Woodbridge") together beneficially owned approximately 70% of the Company's outstanding common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directions, and in that sense have voting interests in Thomson Reuters. As of April 30, 2008, based on the issued share capital of the two companies, Woodbridge had a voting interest in Thomson Reuters of approximately 54%.

From time to time, in the normal course of business, Woodbridge purchases products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the total amount charged to Woodbridge for these rentals and services was approximately $1 million.

The employees of Jane's Information Group (Jane's) participated in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. Jane's had been owned by the Company until it was sold to Woodbridge in April 2001. As part of the original purchase from the Company, Woodbridge assumed the pension liability associated with the active employees of Jane's. As a consequence of the sale of Jane's by Woodbridge in June 2007, Jane's employees have ceased active participation in the Company's plans. From April 2001 until June 2007, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane's by Woodbridge in June 2007, Jane's ceased to be a participating employer in any Thomson benefit plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $1 million of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. These premiums were approximately $50,000 for the year ended December 31, 2007, which would approximate the premium charged by a third party insurer for such coverage.

The Company in the past maintained an agreement with Woodbridge under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. In 2007, Thomson paid Woodbridge a fee of $750,000, which was less than the premium that the Company would have paid for commercial insurance. This agreement has been replaced by a conventional insurance arrangement. Thomson Reuters Corporation is nevertheless entitled to seek indemnification from Woodbridge in respect of claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

In February 2005, the Company entered into a contract with Hewitt Associates Inc to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the

Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2007, the Company paid Hewitt $11 million for its services. Steven A. Denning, one of the Company's directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 20: Segment Information

Thomson Reuters is a global provider of electronically delivered information and decision support tools to businesses and professionals. For the periods presented, the Company managed its operation as five segments consisting of Legal; Financial; Tax & Accounting; Scientific and Healthcare. The accounting policies applied by the segments are the same as those applied by the Company.

The reportable segments of Thomson Reuters are strategic business groups that offer products and services to target markets, as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

	Three months ended March 31, 2008
Reportable segments	Revenues	Segment operating profit

Legal	809	225
Financial	565	110
Tax & Accounting	205	39
Scientific	163	32
Healthcare	95	3

Segment totals	1,837	409
Corporate and other(1)	—	(131)
Eliminations	(3)	—

Total	1,834	278

	Three months ended March 31, 2007
Reportable segments	Revenues	Segment operating profit

Legal	740	206
Financial	527	95
Tax & Accounting	160	38
Scientific	149	34
Healthcare	92	4

Segment totals	1,668	377
Corporate and other(1)	—	(91)
Eliminations	(6)	—

Total	1,662	286

(1)
Corporate and other includes corporate costs, costs associated with the Company's stock-based compensation plans and THOMSONplus and Reuters transaction costs.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before amortization of identifiable intangible assets. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings:

	Three months ended March 31,
	2008	2007

Segment operating profit	278	286
Less: Amortization	(62)	(61)

Operating profit	216	225

Note 21: Subsequent Events

Reuters Acquisition

On April 17, 2008, the Company acquired Reuters by implementing a DLC structure (see note 4).

On April 23, 2008, the Company agreed to sell a copy of the Thomson Fundamentals database to FactSet Research Systems Inc. The sale will include copies of the database, source data, collection software and documentation, collection training materials, as well as the potential for FactSet to acquire certain customer contracts for Thomson Fundamentals and to hire certain key employees connected with the database and related assets. The Company retains full ownership of the original Fundamentals database, trademarks, related source data, collection software and documentation and will continue to operate the database and service customers, other than those that choose to assign their eligible contracts to FactSet. The Company is making this sale to meet certain regulatory requirements of the European Commission (EC) and US Department of Justice in connection with the acquisition of Reuters. If approved by both agencies, the sale is expected to close in the second calendar quarter of 2008.

Share Repurchase Program

On April 18, 2008, Thomson Reuters commenced a $500 million share repurchase program. Decisions regarding the timing of repurchases will be based on market conditions, share price and other factors. Thomson Reuters may elect to suspend or discontinue the program at any time. Shares repurchased will be cancelled. Through April 30, 2008, Thomson Reuters repurchased approximately 3.3 million ordinary shares of Thomson Reuters PLC, for a total cost of approximately $103 million.

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  EXHIBIT 99.2
CONSOLIDATED STATEMENT OF EARNINGS